Exhibit (e)(17)

Execution Version

SERVICES AGREEMENT

This SERVICES AGREEMENT (this “Agreement”), dated as of January 11, 2018 (the “Execution Date”), is entered into by and between Novartis Pharma AG (“Novartis Pharma”), a wholly owned subsidiary of Novartis AG (the “Parent”), and Stefano Buono (the “Consultant”). (Each of Novartis Pharma and the Consultant are a “Party”, and together, the “Parties”). Capitalized terms not otherwise defined herein shall have the same meaning as in the MoU (as defined below).

RECITALS

The Parties enter into this Agreement on the basis of the following facts, understandings and intentions:

A.            Pursuant to the Memorandum of Understanding, dated as of October 28, 2017 (the “MoU”), by and among the Parent and Advanced Accelerator Applications S.A. (the “Company”), the Parent is seeking to acquire all the outstanding ordinary shares of the Company upon the terms and subject to the conditions set forth in the MoU.

B.            In Parent’s capacity as possible future controlling shareholder of the Company following the completion of the transactions contemplated by the MoU (the “Closing”), the Parent entered into a letter agreement with the Consultant, dated October 28, 2017, to secure the Consultant’s continued services to the Company following the Closing (the “Letter Agreement”), and pursuant to which the Parent and the Consultant agreed to enter into a more detailed services agreement memorializing the terms of the Letter Agreement prior to the Closing.

C.            As contemplated by the Letter Agreement, Novartis Pharma desires to engage the Consultant, subject to the terms and conditions set forth herein, and the Consultant desires to accept engagement on such terms and conditions, which the Parties intend to replace and supersede the terms and conditions of the Letter Agreement effective as of the Closing.

D.            This Agreement shall be effective as of and only if and when the transactions contemplated by the MoU are consummated (the “Effective Date”). In the event the transactions contemplated by the MoU do not close or the MoU is abandoned, this Agreement shall be null and void ab initio.

Accordingly, the Parties agree as follows:

1.             Engagement. Subject to the terms and conditions of this Agreement, the Company hereby engages the Consultant to perform the services described in Exhibit A (the “Services”) for the Company’s benefit. During the Term (as defined below) the Consultant shall be permitted to perform the Services at a location of his choosing, provided that Novartis Pharma may require the Consultant to travel in person to meetings, as appropriate for the delivery of the Services (including, but not limited to, travel in France, Switzerland or the United States) and at the sole expense of Novartis Pharma (and in accordance with the Company’s travel policies), but will not require more than 60 days of travel in the United States during the Term.

2.             Prior Agreements. The Consultant hereby agrees to resign effective as of the Closing from all titles, offices and positions, including all positions as employee (salarié) or corporate officer (mandataire social), with the Company and any of its subsidiaries on the Closing. The Consultant further agrees to relinquish all his rights to any payments under applicable law, contract or otherwise, under any severance plans, agreements or arrangements with Novartis Pharma or the Company or any of their respective subsidiaries other than as set forth herein and to hereby waive any claim to any such payments from Novartis Pharma, the Company and/or any of their respective subsidiaries, including claims under the Consultant’s existing agreement as Chief Executive Officer of the Company, dated July 1, 2016 (the “Employment Agreement”). Effective as of immediately following the Closing, this Agreement and the terms and conditions set forth herein shall supersede the terms of the Consultant’s Employment Agreement, the Letter Agreement and all other agreements or arrangements relating to the subject matter hereof that the Consultant may have had with the Company, Novartis Pharma or any of their respective subsidiaries in their entirety and the Consultant shall relinquish any claim to payment thereunder; provided, however, the Consultant shall remain entitled to his annual bonus in respect of calendar year 2017 pursuant to the terms of the Employment Agreement, to the extent not previously paid.

3.             Compensation.

(a)           Annual Services Fee. Novartis Pharma shall pay the Consultant an annual services fee of U.S. $1 million, payable in equal monthly installments, in arrears, for the one-year period following the Effective Date (the “Annual Services Fee”). If the Consultant, at his own initiation, ceases to provide the Services and the Agreement is, as a result, terminated prior to the one-year anniversary of the Effective Date (the “Project Completion Date”), Novartis Pharma shall pay the Consultant any remaining and previously unpaid portion of the Annual Services Fee earned through the date of the termination of the Services as soon as practicable (but in no event later than 60 days) following the end of the Term. If the Consultant, at the initiation of Novartis Pharma, ceases to provide the Services and the Agreement is, as a result, terminated prior to the Project Completion Date, Novartis Pharma shall pay the Consultant any remaining and unpaid portion of the total Annual Services Fee as soon as practicable (but in no event later than 60 days) following the end of the Term.

(b)           Project Completion Bonus. In addition to the Annual Services Fee, subject to the Consultant’s performance in all material respects of the Services through the Project Completion Date, Novartis Pharma shall pay the Consultant a project completion bonus in a single cash lump sum of U.S. $1 million as soon as practicable (but in no event later than 60 days) following the Project Completion Date (the “Project Completion Bonus”). If the Consultant, at his own initiation, ceases to provide the Services and the Agreement is, as a result, terminated prior to the Project Completion Date, the Consultant will forfeit all rights to the Project Completion Bonus. If the Consultant, at the initiation of Novartis Pharma, ceases to provide the Services and the Agreement is, as a result, terminated prior to the Project Completion Date, Novartis Pharma shall pay the Consultant the Project Completion Bonus as soon as practicable (but in no event later than 60 days) following the end of the Term.

(c)           Limitation on Compensation. The Consultant hereby acknowledges and agrees that it is the intention of the Parties that any payments to be made to the Consultant as set forth herein and under any other plan, agreement or arrangement, including the MoU, shall not constitute excess parachute payments within the meaning of Section 280G of the U.S. Internal Revenue Code, as amended, and any regulations thereunder (the “Code”). If the independent accountants serving as auditors for Novartis Pharma on the Closing (or any other accounting firm designated by Novartis Pharma) determine that any payment or distribution by Novartis Pharma to or for the Consultant’s benefit (whether paid or payable or distributed or distributable pursuant to the terms set forth in this Agreement, the MoU or otherwise) would be nondeductible by Novartis Pharma under Section 280G of the Code (and any successor provision) as amended from time to time, then the amounts payable or distributable pursuant to this Agreement will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible. The determination shall take into account (a) whether the payments or distributions are parachute payments under Section 280G, (b) the amount of the payments and distributions under this Agreement or any other plan, agreement or arrangement, including the MoU, that constitute reasonable compensation, and (c) the present value of the payments and distributions determined in accordance with U.S. Treasury Regulations in effect from time to time. In the event any payments or benefits are to be reduced, Novartis Pharma shall reduce or eliminate the payments by first reducing or eliminating those payments or benefits that are payable in cash and then by reducing or eliminating those payments that are not payable in cash, in each case in reverse order beginning with payments or benefits that are to be paid or provided the farthest in time from the date of determination. Any reduction pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement, including the MoU, governing the Consultant’s rights and entitlements to any benefits or compensation.

4.             Expenses and Support Services. Novartis Pharma shall reimburse the Consultant for all necessary, customary and usual expenses, properly receipted in accordance with Novartis Pharma’s policies, incurred by the Consultant in connection with the Services; provided, however, that any travel related expenses incurred by the Consultant in the performance of the Services shall be covered by the Company’s travel policies; and, provided, further, that Novartis Pharma agrees, or agrees to cause the Company, to retain the services of the Consultant’s personal assistant (or replacement if required) as of immediately prior to the Closing to provide continued support to the Consultant during the Term in connection with the performance of the Services.

5.             Term. The Consultant’s engagement pursuant to this Agreement shall commence on the Effective Date and shall end on the earliest to occur of the following: (i) ninety (90) days following the date that written notice from one Party to the other Party of the intent to terminate this Agreement is tendered; (ii) a date mutually agreed by the Parties; (iii) the date of the Consultant’s death or permanent disability; and (iv) the one-year anniversary of the Effective Date (the “Term”).

6.             Independent Contractor. The Consultant shall be acting as an independent contractor in performing the Services and shall not be considered or deemed to be an agent, employee or partner of the Company. Neither the Company nor the Consultant shall have, nor represent that it has, any power, right or authority to bind the other Party to any obligation or liability, or to assume or create any obligation or liability on behalf of the other Party. The Consultant shall not be entitled to any employee benefits that the Company provides to its own employees. The Consultant shall not subcontract any portion of its obligations hereunder without the Company’s prior written consent, which shall be at the sole discretion of the Company.

7.             Compliance with Laws. In performing under this Agreement, each of the Company and the Consultant shall comply with all applicable laws, rules and regulations.

8.             Taxes. The Consultant will be responsible for and will pay all taxes (including, without limitation, any interest, penalties or fines in connection with such taxes) imposed on the Consultant by any competent taxation authority in respect of all fees, expenses or other payments of any nature paid to the Consultant pursuant to this Agreement.

9.             Confidential Information. The Consultant shall not, at any time, directly or indirectly, disclose to any person, entity or other organization or appropriate for his own use or the use of others any Confidential Information, except as otherwise required by applicable law or legal process and in accordance with this Section 9. For purposes of this Agreement, “Confidential Information” means information concerning the business or financial affairs of the Parent, Novartis Pharma, the Company or any of their subsidiaries (collectively, the “Company Group”) that has not been disclosed publicly by the Company Group, including the terms and provisions of this Agreement and includes, without limitation, customer lists of the Company Group, its respective trade secrets and technological know-how, information about (or provided by) any customer or supplier or prospective or former customer or supplier that is not widely and publicly known, information concerning the business or financial affairs of the Company Group, including books and records, commitments, procedures, plans and prospectus, strategies, or current or prospective transactions or business, pricing information and any other “inside information.” In the event the Consultant believes he is, or has reason to believe he will be, required by any applicable law, discovery request and/or legal process to disclose any Confidential Information, the Consultant shall provide Novartis Pharma with written notice as provided in Section 14 of this Agreement as soon as practicable and, if possible, given the date of his receipt of such discovery request and/or legal process, no less than 5 business days prior to any such disclosure. In such an event, the Consultant shall disclose only that portion of the Confidential Information which, based on the advice of the Consultant’s legal counsel, is legally required to be disclosed and shall exercise (at Parent’s expense) reasonable efforts to provide that the receiving party shall agree to treat such Confidential Information as confidential to the extent possible (and permitted under applicable law) in respect of the applicable proceeding or process and Novartis Pharma shall be given an opportunity to review the Confidential Information prior to the disclosure thereof, if permitted under applicable law. The Consultant’s obligations under this Section 9 shall not apply to any information that: (i) is available to the general public or is generally available within the relevant business or industry other than as a result of the Consultant’s violation of this Section 9; (ii) is or becomes available to the Consultant or any of Consultant’s affiliates on a non-confidential basis from a third-party source provided that such third-party source is not bound by a confidentiality agreement or any other obligation of confidentiality; (iii) is approved for release by written authorization of Novartis Pharma; or (iv) is independently developed by the Consultant or any of Consultant’s affiliates and outside the scope of the Consultant’s or any of Consultant’s affiliates’ provision of Services to the Company Group without use of or reference to the Confidential Information or otherwise in breach of this Agreement.

(a)           The confidentiality covenants contained in this Section 9 have no temporal, geographical or territorial restriction.

(b)           The Consultant acknowledges that all documents (including computer records, facsimiles and emails) and materials created, received or transmitted in connection with his provision of Services to the Company Group, or using the facilities of the Company Group, are the property of the Company Group and subject to inspection by Novartis Pharma, the Company or any of their respective affiliates, as applicable, at any time. Upon termination of the Consultant’s Services to the Company Group, the Consultant shall promptly supply to Novartis Pharma, the Company or any of their respective affiliates, as applicable, all property, keys, notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, surveys, maps, logs, machines, technical data and any other tangible product or document of the Company Group which has been produced by, received by or otherwise submitted to the Consultant during or prior to the Term of this Agreement with Novartis Pharma, and any copies thereof in his (or capable of being reduced to his) possession; provided, however, that nothing in this Agreement or elsewhere shall prevent the Consultant from retaining and utilizing: documents relating to his personal benefits, entitlements and obligations; his personal cellular phone, tablet and computer; documents relating to his personal tax obligations; his desk calendar, rolodex, and the like; and such other records and documents as may reasonably be approved by Novartis Pharma.

(c)           Notwithstanding the foregoing, nothing in this Agreement limits, restricts or in any other way affects the Consultant’s communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to the governmental agency or entity that do not constitute attorney-client privileged information of the Company Group. In addition, the Consultant acknowledges that he has received notice of the immunity from liability to which he is entitled for the disclosure of confidential information or a trade secret to the government or in a court filing as provided by Federal law, as set forth in Exhibit B to this Agreement.

10.          Restrictive Covenants. In order to protect the legitimate interests of the Company Group, as well as the Company Group’s development in a market sector which is highly competitive, and taking into consideration the nature of the strategic and confidential information which the Consultant has access to, the Consultant hereby agrees to the non-competition and non-solicitation covenants described herein.

(a)           Non-Competition. In the areas in which the Company Group does business, the Consultant agrees that he shall not during and for 12 months after the Term: (i) develop, manufacture, produce, supply, market, sell, distribute and/or commercialize diagnostic or therapeutic molecular nuclear medicines, and (ii) perform services in any capacity for any of the companies listed as part of the “global healthcare peer group” in the Parent’s most recent annual report, or Bayer AG, either as an employee, consultant, director of another company or entity, or through managing a business on the Consultant’s own account, or through involvement in any business that is in competition with the Company Group (collectively, (i) and (ii) are the “Business”). This restraint on competition clause applies to activities that may take place in any country in which the Company Group is active. For the avoidance of doubt, the

Consultant may serve as a member of the Board of Directors of any entity, other than those engaged in the Business.

The Consultant may request Novartis Pharma to waive the restraint on competition. Only if Novartis Pharma insists in writing that the Consultant respect the non-competition clause and if the Consultant thereby suffers an evidenced economic loss, Novartis Pharma undertakes to compensate the Consultant’s loss by paying monthly installments throughout the period of restraint, up to the amount of the Consultant’s last monthly base compensation under the Employment Agreement and any statutory allowances.

Novartis Pharma may waive the restraint on competition clause at any time. With this waiver, the payment made according to the previous paragraph, if any, shall lapse at the end of the month following the waiver of the restraint on competition.

If the Consultant violates the restraint on competition clause, the Company Group may not only seek compensation of its damage, but also demand that the conditions which constituted the breach of contract be rectified.

(b)           Non-Solicitation. The Consultant agrees that during and for a period of 12 months after the Term, the Consultant shall not, without the consent of Novartis Pharma, directly or indirectly induce or influence any person who is engaged by the Company Group as an employee, agent or independent contractor, to terminate the employment or engagement with the Company Group, nor shall the Consultant directly or indirectly, employ or engage, or solicit for employment or engagement, or advise or recommend to any other person or entity that such person or entity employ or engage or solicit for employment or engagement, any employee, agent or independent contractor of the Company Group.

(c)           Certification of Reasonableness. The Consultant acknowledges that, during and as a result of the this Agreement, he will be provided access to and will receive the Company Group’s Confidential Information and key business relationships, which provide the Company Group with a competitive advantage and are important to its continued business success. Accordingly, the Consultant acknowledges and agrees that the restrictions set forth herein are an essential element of this Agreement and that, but for the agreement of the Consultant to comply with these covenants, Novartis Pharma would not have entered into this Agreement. The Consultant acknowledges and agrees that the restrictions as set forth herein are reasonable and necessary for the protection of the Company Group’s legitimate business interests. The Consultant further acknowledges and agrees that in light of his training and experience, the covenants set forth herein are in no way likely to prevent him from performing a professional activity or finding a job that is consistent with his qualifications and the level of responsibility.

(d)           Remedies. The Consultant agrees that the breach by him of any of the covenants in this Section 10 is likely to result in immediate and irreparable harm to the Company Group. The Consultant, therefore, agrees that if he breaches or threatens to breach any such covenant, Novartis Pharma may seek to recover: (i) an order of specific performance or declaratory relief; (ii) injunctive relief by temporary restraining order, temporary injunction, and/or permanent injunction; (iii) damages; (iv) reasonable attorney’s fees and costs incurred in obtaining relief; and (v) any other legal or equitable relief or remedy allowed by law. The Parties agree that Novartis Pharma shall not be required to post a bond or other security if an injunction is sought to enforce the covenants in this Section 10. In addition to any other remedies available to Novartis Pharma in the event of a material breach by the Consultant of any of the covenants in this Section 10, Novartis Pharma may, upon written notice to the Consultant, cease to make any payments or provide any benefits that may otherwise be due to the Consultant under this Agreement.

(e)           Severability. The Parties agree that the duration and scope of the restrictive covenants set forth in this Section 10 are reasonable. In the event that any court determines that the duration or scope of the restrictions set forth in this Section 10, or both, is unreasonable and that such provision is to that extent unenforceable, the Parties hereto agree that the provision shall remain in full force and effect for the greatest time period and in the greatest scope that would not render it unenforceable.

11.          Entire Agreement; Governing Law. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and no oral or written statement that is not expressly set forth in this Agreement may be used to interpret or vary the meaning of the terms and conditions hereof and this Agreement supersedes any prior or contemporaneous agreements and understandings, whether oral or written, between the Parties with respect to the subject matter hereof, including, without limitation, the Employment Agreement and Letter Agreement; provided, however, the Consultant shall remain entitled to his annual bonus in respect of calendar year 2017 pursuant to the terms of the Employment Agreement, to the extent not previously paid. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

12.          Resolution of Disputes.

(a)           Subject to Section 12(f), in the event of any dispute or controversy arising from, in connection with or relating to this Agreement (a “Dispute”), the Parties shall, upon written notice by either Party to the other, first attempt in good faith to resolve the Dispute through direct discussions between the Parties or their respective representatives. If the Parties or their representatives are unable to resolve the Dispute through direct discussions within 60 days following the date written notice is first delivered by one Party to the other as to the existence of such Dispute, either Party may submit the Dispute to be finally settled by arbitration administered by the American Arbitration Association in accordance with its Employment Arbitration Rules.

(b)           The arbitration shall be held before one arbitrator who shall be selected jointly by an individual to be designated by Novartis Pharma and an individual to be designated by the Consultant, or if such two individuals cannot agree on the selection of the arbitrator within 30 days after commencement of the arbitration, who shall be selected by the American Arbitration Association.

(c)           The place of the arbitration shall be New York County, New York and the location of all hearings and proceedings related to the arbitration shall be at a neutral location in the Borough of Manhattan in the City of New York, New York, unless the Parties agree to hold some or all of the hearings and proceedings at a different location.

(d)           The arbitrator shall issue a written statement of his or her decision, including findings of fact and conclusions of law, related to the Dispute. The ruling of the arbitrator shall be binding and final, and the judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. For purposes of the previous sentence, the Parties consent to the jurisdiction and venue of the United States District Court for the Southern District of New York, or if Federal jurisdiction is lacking, to the Supreme Court, New York County.

(e)           Each Party shall bear its own costs and expenses, including attorney’s fees and expenses, travel expenses and the costs of experts and other witnesses, and an equal share of the arbitrator’s and administrative fees of arbitration. Notwithstanding the previous sentence, if the Consultant prevails on at least one of the Disputes that is the subject of the arbitration, the arbitration award shall provide that the Consultant’s share of the arbitrator’s and administrative fees of arbitration and the Consultant’s reasonable costs and expenses incurred in connection with the arbitration shall be paid or promptly reimbursed by the Company.

(f)            Nothing in this Section 12 shall preclude, or limit or restrict the right of, Novartis Pharma to seek from any court having jurisdiction any interim or provisional relief that is necessary to enforce provisions of the restrictive covenants of Section 10 or to prevent any actual or potential breach of any of the same, provided, however, that a final determination as to whether an act or omission constitutes a violation of the restrictive covenants of Section 10 shall be a Dispute subject to arbitration according to the terms of this Section 12.

(g)           This Section 12 constitutes a separate agreement of the Parties and shall survive the expiration of the Term and any actual or purported termination of the Agreement.

(h)           Except as may be required by law, neither Party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both Parties.

13.          Assignment. Neither Party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Any assignment, delegation or other transfer in contravention of this Section 13 shall be void and shall not relieve the assigning Party of its obligations hereunder. This Agreement shall be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to or shall confer upon any third party any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.          Notices. All notices, requests, claims, demands and other communications regarding this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by reputable overnight courier service (with signature required) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses:

If to Novartis Pharma: Novartis Pharma AG Postfach CH-4002 Basel Switzerland Email: jonathan.emery@novartis.com Attn: Head of M&A Legal	If to the Consultant: Stefano Buono Via Pietro Micca 22 10122 Torino Italy

With a copy to: Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 United States Attn: Doreen E. Lilienfeld	With a copy to: Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 United States Attn: Jeffrey P. Crandall

or to either Party at such other address as it shall have notified the other pursuant to the provisions of this Section 14.

15.          Amendment; Waiver. This Agreement may not be amended or modified except by an instrument in writing signed by authorized representatives of the Company and the Consultant. The failure of a Party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party to enforce such provisions.

16.          Counterparts. This Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

17.          Termination of MoU. This Agreement shall automatically terminate and be null and void ab initio if the MoU is terminated prior to the consummation of the Closing.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Execution Date.

STEFANO BUONO

/s/ Stefano Buono

NOVARTIS PHARMA AG

By:	/s/ Mari Scheiffele
Name: Mari Scheiffele
Title: Global Head, Strategy, NVS Oncology

By:	/s/ Neil Berrisford
Name: Neil Berrisford
Title: Global Head, Compensation & Benefits Novartis Oncology

[SIGNATURE PAGE TO THE CONSULTING AGREEMENT]

EXHIBIT A

SERVICES

During the Term, the Consultant will devote substantially all of his business time to the performance of the services described herein and will not without the prior written consent of the Company engage in any other business, profession or occupation, for compensation or otherwise, that would conflict with the rendition of such services either directly or indirectly; provided, however, that the Consultant may serve on the board of any entity, other than those engaged in the Business, as long as such activities do not materially interfere with the Consultant’s performance services under this Agreement. The Consultant agrees to provide the following services during the Term:

•                  Ensure the effective transition of critical relationships within Healthcare and Payor environments from the Company to Novartis Pharma. Critical relationships are those considered central to business performance and include and are not limited to: Government; Health Authority; Payors and Medical Experts. For example:

•                  Map relationships noting: the most recent engagement topics; scope of influence and decision making; and name of Company colleague who owns the relationship.

•                  Lead a joint (Company and Parent) meeting with the external stakeholder on engagement topics and demonstrate a seamless transition from the perspective of the external stakeholder.

•                  Ensure that questions from external stakeholders about the transition are jointly resolved in a timely way.

•                  Ensure the effective transition of relationships with key suppliers, distributors and partners. Critical relationships are those considered central to business performance.

•                  Ensure the effective on-boarding and integration of new executives and managers to the Company. For example:

•                  Lead, together with the new leader, a joint meeting with a customer or external stakeholder and effectively handover the relationship in the eyes of the external stakeholder.

•                  Educate the new leader on the Company’s products or services and competitors.

•                  Share a comprehensive business review with the new leader and provide your best judgment on how Novartis Pharma can optimize the Company’s business.

•                  Anticipate, plan and lead a transition that best manages employee relations and the satisfaction of the Company’s employees. For example:

•                  Collaborate with Novartis Pharma’s HR to build a change/ transition plan for the Company’s associates, which should include considerations on: employee relations, engagement, retention and communications.

•                  Help to define vision for the Company’s culture post transaction: what to preserve as central to the Company’s success; what Novartis Pharma can learn; and where to assimilate the Company into Novartis Pharma’s business; in order to best enable the Company’ business performance and adherence to Novartis Pharma’s compliance standards.

•                  Collaborate in crafting communications to the Company’s associates.

•                  Participate in any of the Company’s meetings with its Works Council to provide information, where required.

A-1

•                  Provide best judgment and inputs into strategic and operational business plans, as required. For example:

•                  Highlight KSFs for the Company’s ongoing business performance including and not limited to: resource allocation; investments; understanding of competitor market; and organizational and cultural aspects.

•                  Collaborate and resolve business administration and compliance challenges/ issues associated with the acquisition, which include and are not limited to: IP; Tax; Legal. For example:

•                  Provision of information and speed of decision making for the fastest possible resolution to challenge/ issue.

•                  Collaborate to build and manage strong investor relations. For example:

•                  If appropriate help to prepare for meeting with external investor relations and present and manage expectations on a seamless integration of the Company into Novartis Pharma’s business.

•                  Provision of information on the Company’s business projections.

•                  Provide leadership and collaborate with Novartis Pharma’s leaders to manage a seamless and effective integration of the Company into Novartis Pharma’s business. The success of this collaboration can be measured against mutually agreed KPIs for the acquisition.

A-2

EXHIBIT B

18 U.S.C. 1833(b) provides:

(1) IMMUNITY.—An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—

(A) is made—

(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and

(ii) solely for the purpose of reporting or investigating a suspected violation of law; or

(B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(2) USE OF TRADE SECRET INFORMATION IN ANTI-RETALIATION LAWSUIT.—An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual—

(A)  files any document containing the trade secret under seal; and

(B) does not disclose the trade secret, except pursuant to court order.

B-1